UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Savient Pharmaceuticals, Inc.
File No. 0-15313

Horizon Pharma plc
File No. 001-35238

CF#37307

Horizon Pharma plc (successor to Savient Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from Exhibits to the Forms listed below.

Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Savient Pharmaceuticals, Inc.:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.24	10-K	03/16/2007	through February 28, 2022

Horizon Pharma plc:

10.60	10-K	02/29/2016	through February 28, 2022
10.61	10-K	02/29/2016	through February 28, 2022
10.62	10-K	02/29/2016	through February 28, 2022
10.63	10-K	02/29/2016	through August 3, 2020
10.68	10-K	02/29/2016	through February 28, 2022
10.1	10-Q	11/07/2016	through February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary